Exhibit 3.1

AMENDMENT NO. 2 TO

AMENDED AND RESTATED BYLAWS OF

REX ENERGY CORPORATION

Effective as of April 25, 2017, the Amended and Restated Bylaws dated May 10, 2012, as amended to date (the “Bylaws”), of Rex Energy Corporation, a Delaware corporation, are hereby amended as follows:

1.	Section 3.05 of the Bylaws is hereby amended and restated to read in its entirety as follows:

Section 3.05. Removal. Except as otherwise provided by the DGCL, any director or the entire Board of Directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the shares of the then-outstanding capital stock of the Corporation entitled to vote at an election of directors.